SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of November, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
CORPORATE TAXPAYERS ENROLLMENT No. 33.700.394/0001 - 40
PUBLICLY-HELD COMPANY
SHAREHOLDERS MEETING
CALL NOTICE

The shareholders of UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. (“Company”) are invited for the Shareholders’ Meeting, to be held on November 28th, 2008, at 11:00 a.m., at UNIBANCO Building, at Avenida Eusébio Matoso, No. 891, ground floor, in the City of São Paulo, State of São Paulo - Brazil, in  order to  decide on   the  following  proposals  made  by  the  Board of  Directors  on  November  12th, 2008:

a) Amendment and ratification of the decisions made in the Shareholders Meetings of the Company, held on July 16, 2008, in order to have the capital increase aproved there-by made without the issuance of shares, in the terms of article 169, §1º, of the Law N. Lei 6.404/76;

b) Cancelation of shares issued by the Company which are held in its treasury;

c)  Amendment of article 4th of the By-laws;

d)  The amendment of the articles of the By-laws of Unibanco regarding the composition of the Board of Directors and of the Audit Committee, in a way to enlarge its maximum number of members to 14 e 8, respectively;

e)  Consolidation of the By-laws;

f)  Appointment of members for the Board of Directors and for the Audit Committee of the Company;

g)  Approval  of  the  Protocol  and  Justification  of  Merger  of  Shares  (“Protocolo e  Justificação  de Incorporação de Ações”) executed by the management of the Company and the management of Banco Itaú S.A.;

h)  Merger of the Company’ shares ("incorporação de ações") into Banco Itaú S.A; and

i)  Authorization for the Company’ management to subscribe the shares to be issued by Banco Itaú S.A. as a result of the merger of shares ("incorporação de ações").

The documents to be analyzed at the Shareholders’ Meeting are at disposal of the shareholders in the headquarters of the Company.

São Paulo, November 12th, 2008.
Board of Directors

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 13, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.